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                                  UNITED STATES                    OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION          OMB Number: 3235-0145
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                             WASHINGTON, D.C. 20549                Expires: December 31, 2005
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                                                                   Estimated average burden
                                                                   hours per response. . . 11
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  Traffix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   892721 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 26, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]   Rule 13d-1(b)
           [X]   Rule 13d-1(c)
           [ ]   Rule 13d-1(d)


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------- ----------------------------------------------------------------------------------------------------------
CUSIP NO. 892721 10 1                                                                 PAGE 2 OF 5 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Jack Silver
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
----------------------- ---------- ---------------------------------------------------------------------------------
   NUMBER OF SHARES     5.         SOLE VOTING POWER
BENEFICIALLY OWNED BY                       837,138
EACH REPORTING PERSON   ---------- ---------------------------------------------------------------------------------
         WITH           6.         SHARED VOTING POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            837,138
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            0
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   837,138
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                   N/A                                                                                    [ ]
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   6.5%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------- ----------------------------------------------------------------------------------------------------------
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                                                               Page 3 of 5 Pages

Item 1.     (a)  Name of Issuer:

                          Traffix, Inc.
            (b)  Address of Issuer's Principal Executive Offices:

                          1 Blue Hill Plaza
                          Pearl River, NY  10965

Item 2.     (a)  Name of Persons Filing:

                          Jack Silver

            (b)  Address of Principal Business Office or, if none, Residence:

                          660 Madison Avenue, New York, New York 10021

            (c)  Citizenship:

                          United States

            (d)  Title of Class of Securities:

                          Common Stock

            (e)  CUSIP Number:

                          892721 10 1

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable.

Item 4.   Ownership.

                   As of February 9, 2004, Jack Silver beneficially owns 837,138 shares of Common Stock of the Corporation (the "Common Stock"), representing approximately 6.5% of the outstanding shares of the Common Stock. Such shares include: (i) 171,488 shares held by the Sherleigh Associates Profit Sharing Plan, a trust of which Mr. Silver is the trustee; (ii) 148,000 shares held by the Sherleigh Associates Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee; (iii) 211,950 shares held by the Leigh Silver Trust, a trust of which Mr. Silver is the trustee; (iv) 211,950 shares by the Romy Silver Trust, a trust of which Mr. Silver is the trustee; and (v) 93,750 shares issuable to Mr. Silver upon exercise of certain options which are exercisable within 60 days.

                   Mr. Silver has the sole voting and dispositive power with respect to all shares of Common Stock beneficially owned by him.


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                                                               Page 4 of 5 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                   Not applicable.

Item 8.   Identification and Classification of Members of the Group.

                   Not applicable.

Item 9.   Notice of Dissolution of Group.

                   Not applicable.

Item 10.  Certifications.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 10, 2004
                                       ---------------------------
                                                 (Date)

                                             /s/ Jack Silver
                                       ---------------------------
                                               (Signature)

                                               Jack Silver
                                       ---------------------------
                                              (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)